News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	November 11, 2020

Drilling Finds Additional Evidence of Large Gold-Copper Porphyry System at Seabridge Gold's Iskut Project

Toronto, Canada... Seabridge Gold (TSX:SEA) (NYSE:SA) reported today that this year's core drilling at its 100%-owned Iskut project in Northwestern British Columbia found indications of higher grade copper mineralization (0.62% copper over 31.8 meters) and many of the earmarks of a large porphyry system which may lie below the drilling completed to date. Field operations were conducted under rigorous COVID-19 protocols to minimize transmission risks, resulting in a successful although scaled back program with no infections among staff, contractors, or local communities.

The 2020 program was designed to test geophysical anomalies below the Quartz Rise Lithocap that is host to a diatreme pipe containing gold-copper mineralized vein fragments.  A total of 8,961 meters of core drilling was completed in 11 holes. Results were consistent with the alteration halo from a large porphyry system. Mineralized intervals of up to 158 meters grading 0.16 g/T gold and 0.16% copper were intersected, indicating that drilling to date is in the outer portions of a gold-copper porphyry. The next step is to vector to the heart of that system which may still exist at some depth below that reached so far. Analysis of the intrusive rocks, trace element geochemistry, alteration mineralogy, structural and deformation settings is being undertaken to refine targets.

Seabridge Chairman and CEO Rudi Fronk commented: "Our team is confident that a potentially productive mineral system has been identified at Iskut. We think we are into the periphery of a large system which accounts for the size and intensity of the geophysical and chemical anomalies we have identified. Results from this year's work will help to refine targets for next year. It was very encouraging to advance the project this season during the COVID-19 pandemic. We wish to thank our Tahltan Nation partners, suppliers, and contractors for operating in an exemplary and responsible manner during the current global health crisis."

The Iskut gold-copper target has been developed over the past three years by making intensive use of geophysical tools, surface mapping and sampling and preliminary drilling. Elevated surface gold and copper concentrations situated within a large, intense, induced polarization anomaly found in close association with magnetic anomalies helped to define this target below and west of the well-developed Quartz Rise Lithocap.

Key features from this year's program suggest drilling to date is in the upper part of the system. A narrow intrusion associated with the diatreme was found to have a central core of potassic alteration encircled by intense phyllic alteration of the wall rock. Surrounding this feature in volcanic and sedimentary wall rock is chlorite-rich alteration with localized pyrrhotite-chalcopyrite skarn intervals. Numerous intrusions plunging steeply within the extensive hydrothermal system shows vertical zonation from the lithocap setting into the upper levels of a porphyry system.

Exploration activities by Seabridge at the Iskut Project are being conducted under the supervision of William E. Threlkeld, Registered Professional Geologist, Senior Vice President of the Company and a Qualified Person as defined by National Instrument 43-101. Mr. Threlkeld has reviewed and approved this news release. An ongoing and rigorous quality control/quality assurance protocol is employed in all Seabridge exploration campaigns. This program includes blank and reference standards. Cross-check analyses are conducted at a second external laboratory on at least 10% of the drill samples.

Seabridge holds a 100% interest in several North American gold projects. The Company's principal assets are the KSM and Iskut Projects located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada's Northwest Territories. For a full breakdown of Seabridge's mineral reserves and mineral resources by category please visit the Company's website at http://www.seabridgegold.net/resources.php.

Forward Looking Statements

None of the Toronto Stock Exchange, New York Stock Exchange, or their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

All reserve and resource estimates reported by Seabridge were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, interpretations, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the presence of a potentially productive mineralized system at the Iskut Project; and (ii) drilling to date being within the outer portions of a gold-copper porphyry, the heart of which lies below such drilling.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward-looking statements.

Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Seabridge 's plans or expectations include the risk that the interpretations of the geologic formations at and the data from the Iskut Project do not conform to the geologic models that are the foundations for such forward-looking statements and other risks outlined in statements made by Seabridge from time to time in the filings made by Seabridge with securities regulators. Seabridge disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements.

 ON BEHALF OF THE BOARD
 Rudi P. Fronk

 Chairman & C.E.O.

For further information please contact:

Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.net

106 Front Street East, Suite 400, Toronto, OntarioM5A 1E1, Canada

Telephone: 416-367-9292  www.seabridgegold.net